August 20, 2012

VIA EDGAR

Kathryn McHale
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-7010

Re:	Prosper Marketplace, Inc.
Amendment No. 1 to Form 10-K for year ended December 31, 2011
Filed May 15, 2012
Form 10-Q for the Quarter Ended March 31, 2012
Filed May 15, 2012
File No. 333-147019

Dear Ms. McHale:

I am writing to confirm a recent conversation between you and our counsel from Covington & Burling LLP and to request an extension for Prosper Marketplace, Inc. (the “Company”) to file a response to the comment letter issued by the Securities and Exchange Commission, dated June 29, 2012.  The Company anticipates filing its response by correspondence via the EDGAR system no later than August 22, 2012.

Thank you very much for your courtesy and cooperation in this matter.

Very truly yours,

/s/ Sachin Adarkar
Sachin Adarkar
General Counsel
Prosper Marketplace, Inc.